Vapor Corp.

3001 Griffin Road

Dania Beach, FL 33312

May 21, 2015

Via Email

Mr. J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Vapor Corp.
Registration Statement on Form S-3
Filed April 17, 2015
File No. 333-203490

Dear Mr. McWilliams:

Please find our responses to the comments received from you in your letter dated May 13, 2015 related to the Registration Statement on Form S-3 for Vapor Corp. (the “Company”) filed April 17, 2015. We have reproduced your comments below.

General

1.	We note that you filed a Form 8-K on March 5, 2015 disclosing the acquisition of Vaporin, Inc. You indicated in this Form 8-K that the financial statements of the acquired business and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X would be filed by amendment within 71 days. Please confirm your understanding that we will not consider a request for acceleration of the effective date of this Form S-3 until you have provided the required financial statements and pro forma financial information. Refer to the Instruction to Item 9.01 of Form 8-K.

Response to Comment No. 1:

The Company acknowledges the staff’s comment. On May 20, 2015, the Company filed the amendment to the referenced Form 8-K related to the acquisition of Vaporin, Inc. containing the financial statements of the acquired business and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. J. Nolan McWilliams

Attorney-Advisor

Securities and Exchange Commission

May 21, 2015

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Jeffrey Holman
Jeffrey Holman, Chief Executive Officer